AMERICAN FAMILY LIFE INSURANCE COMPANY

6000 AMERICAN PKWY

MADISON, WISCONSIN 53783-0001

1-800-692-6326

1-800-MYAMFAM

EXTENDED BENEFIT PROTECTION RIDER

Flexible Premium Variable Universal Life Insurance

This rider is attached to and becomes part of the policy. All conditions and provisions of the policy apply to this rider unless changed by this rider.

The following are key words used in this rider. When these words are used, they are in bold type. As you read this rider you can refer to this section for the definition. Other key words that appear in this rider in bold type are defined in the policy to which this rider is attached.

DEFINITIONS

Extended Benefit Protection Rider Premium. The monthly premium shown on the schedule or on an endorsement or amendment that is required to keep this rider in force.

In Force. This rider will be in force if:

1.	the sum of the premiums paid; minus

2.	all partial surrenders, partial surrender charges and partial surrender processing fees; minus

3.	any policy loan balance

is at least equal to the extended benefit protection rider premium multiplied by the number of months the policy has been in force.

Rider Date. The date shown on the schedule or on an endorsement or amendment that this rider takes effect and that determines each:

1.	rider year;

2.	rider anniversary; and

3.	rider month.

Rider Termination Date. The rider anniversary date nearest the primary insured’s Attained Age 65 or ten years from the issue date whichever is later, as shown on the schedule or on an endorsement or amendment.

GENERAL PROVISIONS

Benefit. If this rider is in force, the policy will remain in force even if the surrender value is not sufficient to pay the monthly deduction on a monthly deduction day and the policy would otherwise lapse.

Grace Period. We will allow a grace period of 30 days after the monthly deduction day to pay the extended benefit protection rider premium. The grace period begins on the date we send the owner written notice of insufficient premium. This rider will terminate if the required premium is not paid within the grace period. If the primary insured dies during this grace period, we will pay the death benefit to the beneficiary when we receive at our home office, proof of death. We will deduct any unpaid premium from the death benefit.

Incontestability and Suicide. The Incontestability and Suicide provisions of the policy are, for the purpose of this rider, measured from the rider date.

We may contest the validity of this rider at any time on the grounds of fraudulent misrepresentation.

Premium. The extended benefit protection rider premium is due on each monthly deduction day.

The extended benefit protection rider premium may decrease if:

1.	there is a decrease in specified amount for the primary insured;

2.	a change in underwriting class occurs;

3.	the death benefit is changed from option two to option one; or

4.	a rider is removed or decreased.

L-EBP (A) VUL Ed. 1/09	Page 1 of 2	Stock No. xxxxx

The extended benefit protection rider premium may increase if:

1.	there is an increase in specified amount;

2.	a change in underwriting class occurs;

3.	the death benefit is changed from option one to option two; or

4.	any rider is added to the policy.

We reserve the right to limit transfers and/or premium allocations while this rider is in effect.

Reinstatement. This rider cannot be reinstated.

Rider Termination. This rider terminates at 12:00 AM on the earliest of:

1.	the rider termination date;

2.	30 days after the monthly deduction day, if we do not receive the extended benefit protection rider premium;

3.	the date the policy terminates subject to its conditions and provisions;

4.	the date the policy is surrendered by the owner;

5.	the date the rider ceases to meet the in force qualifications contained in this rider or

6.	the date an increase in specified amount is issued with a sub standard underwriting class.

The owner may cancel this rider by sending a written request to us, at our home office. Cancellation takes effect on the monthly deduction day on or following the business day we receive the request, unless a later monthly deduction day is requested.

L-EBP (A) VUL Ed. 1/09	Page 2 of 2	Stock No. xxxxx